Heineken Holding N.V.

09047235

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 29 October 2009

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publication of Heineken Holding N.V.

- Press release dated 28 October 2009

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Encl.

11/2

Heineken Holding N.V.

Press release

Heineken Holding N.V. raises full year profit forecast due to strong organic net profit growth in third quarter

Amsterdam, 28 October 2009 – Heineken Holding N.V. today issued its trading update for the third quarter of 2009. Organic EBIT (beia) grew in the mid teens thanks to strong pricing, improved sales mix and aggressive cost cutting, offsetting lower volume due to the global recession.

- EBIT (beia) grew by double digits, despite an adverse currency effect
- Heineken increases its forecast for organic net profit (beia) growth to low double digit for the full year 2009, versus a previous forecast of at least high single digit
- Heineken's revenue declined 3.9%, organically revenue was down 0.4%
- Organically, consolidated beer volume decreased 4.7% totalling 35.3 million hectolitres, an improvement versus the trend in the first half year
- Volume development of the Heineken brand in the premium segment outperformed again the Group's beer volume, and totalled 6.8 million hectolitres, or -2.7%
- Heineken N.V.'s Total Cost Management (TCM) programme delivered cost savings as planned, with the closures of 4 breweries and three malteries announced during September and October
- Heineken in the UK continued to gain market share and further reduced costs in the third quarter

Revenue totalled EUR4,070 million, down 0.4% organically. The positive price and mix effect (+2.6%), almost fully compensated for the lower volume effect (-3.0%). The adverse effect of currencies on revenue amounted to 4.9%.

Results

EBIT (beia) grew organically in the mid teens in the third quarter, driven by improved pricing and sales mix and cost savings, despite lower volume. Reduction in personnel, energy and water expenses and efficiencies in marketing were key drivers of the performance. First time consolidation had a limited but positive contribution, whilst weaker currencies affected EBIT by EUR36 million.

Heineken N.V.'s TCM programme is on track. In the third quarter, further cost reductions were achieved through the closure of breweries in France and Spain. Heineken announced plans to close a further four breweries (2 in Russia, 1 in UK and 1 in Finland) and 3 malting plants in Romania, generating future savings. Lower costs were also realised in the European wholesale business.

Exceptional items in the quarter amounted to EUR45 million at EBIT level and are related to brewery closures in Western and Central Europe.

Outlook

Following the positive development of Heineken's financial performance in the third quarter and given the current trading, Heineken increases its forecast for organic net profit (beia) growth for the full year 2009 to low double digit, versus a previous forecast of at least high single digits.

Net profit (beia) in 2009 may still be slightly lower than in 2008, due to weaker currencies in the second half of the year and the negative contribution of first time consolidation in the first half. Heineken will continue to focus on investing in its key brands and pursue its TCM cost cutting programme, in order to drive profitability and ensure higher cash generation.

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No. 33078624

Due to the planned brewery closures and the quick roll out of the TCM programme, Heineken expects exceptional costs of EUR130-150 million in 2009 at EBIT level, of which approximately two thirds will be non-cash.

As communicated previously, Heineken expects an average tax rate of 26-27% for 2009.

Beer volumes development

In the third quarter, consolidated beer volume was 4.1% lower. Africa continues to show organic volume growth, albeit at a slower pace than in the first half. In Europe, Asia and the Americas, volume continues to be under pressure as a result of the global economic conditions, which also result in consumers trading down to low-margin private label beers, a segment in which Heineken does not seek to compete.

Volume performance of the Heineken brand in the international premium segment outperformed once again the group's beer volume. Lower volumes in USA, Spain and Russia offset the strong growth of the brand in France, South Africa and Asia.

Million hectolitres	2009 9 Months	2008 9 Months	Change	Organic Change
Western Europe	36.3	32.8	11%	-4.6%
Central and Eastern Europe	36.3	40.0	-10%	-12%
Africa and the Middle East	14.3	13.0	10%	10%
The Americas	7.1	7.6	-6.9%	-9.7%
Asia Pacific	2.0	2.0	0.2%	0.2%
Consolidated beer volume	**96.0**	**95.4**	**0.6%**	**-5.9%**
Group beer volume	121.3	121.8	-0.4%	-5.1%
Heineken® premium volume	19.1	19.9		-4.0%

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No. 33078624

Million hectolitres	2009 Third quarter	2008 Third quarter	Change	Organic Change
Western Europe	13.5	13.6	-0.3%	-1.5%
Central and Eastern Europe	13.8	15.2	-9.1%	-9.4%
Africa and the Middle East	4.7	4.5	4.3%	3.7%
The Americas	2.5	2.7	-9.6%	-9.6%
Asia Pacific	0.8	0.8	-2.7%	-2.6%
Consolidated beer volume	**35.3**	**36.8**	**-4.1%**	**-4.7%**
Group beer volume	43.2	45.7	-5.5%	-4.4%
Heineken® premium volume	6.8	7.0		-2.7%

The volume trend in Western Europe improved in the third quarter, also helped by favourable weather in Southern Europe. Improvement is visible in France, Portugal, the Netherlands and the UK. Heineken in UK further increased market share in beer and cider, now around 29%.

Organically volume in Central and Eastern Europe developed broadly in line with the first half of 2009. Volumes in Greece, Poland and Austria performed better than the regional average, whilst Russia performed below average, driven partly by the SKU rationalisation, started in the first half of 2009.

In Africa, volumes grew 4.3% thanks to strong performances in the Middle East, the Congo region and the export operations. In Nigeria, volume was mid single digit lower, due to adverse market circumstances in July and August. The Heineken brand posted growth of 5.2% in the region.

The organic volume performance in the Americas remains in line with the first half of the year, affected by the challenging consumer environment in North America. In the USA, depletions of the Mexican portfolio grew faster than in the first half of 2009, whilst depletions of the Dutch portfolio declined in the high single digits.

Consolidated beer volume in Asia was 2.7% lower, affected by lower volume in Indonesia and Heineken's export activities, which were only partially compensated by better volumes in Taiwan and New Caledonia.
Group beer volume in Asia – i.e. including 100% of the volume of Heineken's licenses operations and joint venture in the region – was flat, thanks to the strong performances in Vietnam, Laos, Cambodia. United Breweries, the market leader in India, posted another strong quarter, with double-digit volume growth. The Heineken brand in Asia grew 6.3% in the quarter.

Financial structure

Heineken's focus on cash generation (Hunt for Cash 2 Programme) and reduction of net debt continues. On 1 October 2009, Heineken placed EUR400m 7-year Notes, interest rate 4.625%, as part of its EMTN programme, further improving the maturity profile of long term-debt.

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No. 33078624

Heineken Holding N.V. agenda

Financial results for the full year 2009	23 February 2010
Trading update for the first quarter 2010	21 April 2010
AGM 2009	22 April 2010
Quotation ex-final dividend 2009	26 April 2010
Final dividend 2009 payable	29 April 2010

Heineken Holding N.V. will host an analyst and investor conference call in relation to this trading update today at 10:00am CET/ 9.00 GMT. The call will be audiocast live via the website http://www.heinekeninternational.com/webcast/investors, and will be available afterwards. Analysts and investors can call in using the following telephone numbers:

Netherlands
Local line: 31-20-796-5332
Toll Free: 0800-265-8591

United Kingdom
Local line: 44-20-8515-2302
Toll Free: 0800-358-0857

Editorial information:
Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand. Heineken's aim is to be a leading brewer in each of the markets in which it operates and to have the world's most prominent brand portfolio. In 2008, Heineken operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2008, revenue totaled EUR 14.3 billion and Net Profit before exceptional items and amortisation was EUR 1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com